Exhibit 99.103

Cybin Inc. Releases Annual Financials and Provides

Business Highlights

TORONTO, CANADA – June 28, 2021 – Cybin Inc. (NEO:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today released financial and business highlights for its financial year ended March 31, 2021. Unless otherwise indicated, all amounts in this press release are in Canadian dollars.

Recent Business Highlights:

•	Received Institutional Review Board approval to initiate phase II clinical trials on CYB001 which is targeting Major Depressive Disorder.

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Announced indication selection for 3 out of 4 active drug programs targeting Major Depressive Disorder (CYB001), Alcohol Use Disorder (CYB003), Anxiety Disorders (CYB004) and therapy-resistant psychiatric disorders (CYB005).

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Expanded patent portfolio to 12 patent filings which cover, amongst other things, novel psychedelic compounds, integration of delivery platforms, methods of use in psychiatric indications, drug discovery pipeline of modified and novel ergolines, tryptamines and phenethylamines.

•	Filed an international patent application that brings the potential to obtain patent coverage in 153 countries.

•	Progressed psychedelic molecule discovery pipeline to 50+ based upon dimethyltryptamine (DMT), methylenedioxymethamphetamine (MDMA), psilocybin, and other psychedelics.

•	Completed 51st in-vitro and in-vivo evaluation pre-clinical study to progress the Company’s research and development program.

•	Demonstrated Proof of Concept of proprietary deuterated molecules designed to be potentially shorter acting, more scalable and accessible.

•	Bolstered clinical advisory team with the addition of Maurizio Fava, MD, Psychiatrist-in-Chief in the Department of Psychiatry at Massachusetts General Hospital; Lynn Marie

Morski, MD, Esq., President of the Psychedelic Medicine Association; Anthony Back, MD, Professor in the Department of Medicine and Division of Oncology at the University of Washington and Thomas Laughren, MD, formerly served as the Director for the Division of Psychiatry Products, Center for Drug Evaluation and Research at the United States Food and Drug Administration.

•	Formed a strategic collaboration with the University of Washington to co-sponsor a psilocybin clinical trial targeting frontline clinicians experiencing COVID-19-related burnout and distress.

•	Announced the creation of EMBARK, which is a psychotherapy model that integrates leading clinical approaches to promote supportive healing with psychedelic medicines.

•	Announced sponsorship of Kernel’s feasibility study for its Kernel Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.

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Signed a drug development agreement with Catalent, Inc. (NYSE:CTLT) to advance CYB003 for Alcohol Use Disorder. Catalent is the leading global provider of advanced delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products.

•	Structured partnership with Covance, a LabCorp Company (NYSE:LH), to advance CYB004 for Anxiety Disorders.

•	Closed upsized bought deal financing for aggregate gross proceeds of $30,015,000, with a total of approximately $90,000,000 raised since 2019 through private and public financings.

“It has been an incredibly busy and successful year for the Cybin team, expanding both our product development capabilities and our drug development programs.” stated Doug Drysdale, CEO of Cybin. “The enormous progress that we have made serves to strengthen the foundation of our organization, upon which we plan to build further in the coming 12 months as we continue our clinical research activities. I want to thank the entire Cybin team, our Board of Directors and our investors for supporting the important work we are doing to revolutionize the future of mental healthcare.”

Financial Highlights

•	cash and cash equivalents totaled $64,026,000 as of March 31, 2021; and

•	net loss was $32,220,000 for the year ended March 31, 2021 of which non-cash expenses totaled $13,100,000 and cash-based operating expenses totaled $19,120,000.

For further information, please refer to the Company’s audited annual financial statements prepared in accordance with International Financial Reporting Standards and the related management’s discussion and analysis for the financial year ended March 31, 2021, which are available under the Company’s profile on SEDAR at www.sedar.com.

About Cybin

Cybin is a leading biotechnology company focused on researching and progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding psychedelic drug development programs to potentially treat psychiatric disorders, the feasibility study of the Kernel Flow technology, results of Cybin’s drug programs, the Company’s potential patent coverage in 153 countries, the ability to develop proprietary deuterated molecules that are shorter acting, more scalable and accessible, the potential results of the Company’s collaboration with the University of Washington, the results of the drug development agreement with Catalent, Inc. and the partnership with Covance.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the year ended March 31, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Unless otherwise indicated, all dollar amounts in this news release are expressed in Canadian dollars.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com